UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Midas, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

595626102
(CUSIP Number)

Saul Rubin 33 Catherine Place, 1st Floor London SW1E 6DY United Kingdom 011 44 207 976 6140
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

905,005

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

905,005

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

905,005

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

905,005

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

905,005

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

905,005

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saul Rubin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

905,005

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

905,005

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

905,005

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

The purpose of this Amendment No. 1 to the Schedule 13D is to report (i) a reduction in beneficial ownership by the Reporting Persons of 237,619 shares of Common Stock of Midas, Inc. (the “Issuer”) and (ii) a change in the plans and proposals described in Item 4, which section is amended and restated in its entirety.

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 23, 2009.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 23, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 23, 2009.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plans or proposals as of the date of this filing which would relate to or result in any of the items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer’s most recent report on Form 10-Q, there were 14,022,552 shares issued and outstanding as of May 6, 2009.  Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Silverstone Capital reports beneficial ownership of 905,005 shares of Common Stock, representing 6.5% of the Common Stock outstanding.

Silverstone Capital has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 905,005 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 905,005 shares of Common Stock.

The Silverstone Capital specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

Silverstone Management reports beneficial ownership of 905,005 shares of Common Stock, representing 6.5% of the Common Stock outstanding.

Silverstone Management has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 905,005 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 905,005 shares of Common Stock.

Silverstone Management specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Rubin may be deemed to be the beneficial owner of 905,005 shares of Common Stock, representing 6.5% of the Common Stock outstanding

Mr. Rubin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 905,005 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 905,005 shares of Common Stock.

Mr. Rubin specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)
Exhibit 3 annexed hereto lists all transactions in the shares of Common Stock during  the past sixty days by the Reporting Persons.  All of such transactions were effected through authorized brokers by the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, were involved in any  transactions in shares of Common Stock during the past sixty days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Letter dated March 20, 2009*

2.	Joint Acquisition Statement

3.	Transactions in the Common Stock by the Reporting Persons

* Incorporated by reference from the Schedule 13D filed on March 23, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009

Silverstone Capital LLP* By: /s/ Saul Rubin Name: Saul Rubin Title: Partner
Silverstone Capital Management Ltd.* By: /s/ Saul Rubin Name: Saul Rubin Title: Director
By: /s/ Saul Rubin* Name: Saul Rubin

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 2

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 3, 2009

Silverstone Capital LLP By: /s/ Saul Rubin Name: Saul Rubin Title: Partner
Silverstone Capital Management Ltd. By: /s/ Saul Rubin Name: Saul Rubin Title: Director
By: /s/ Saul Rubin Name: Saul Rubin

Exhibit 3

TRANSACTIONS IN THE COMMON STOCK BY THE REPORTING PERSONS

DATE OF TRANSACTION	NUMBER OF SHARES SOLD	AVERAGE PRICE PER SHARE
July 6, 2009	(4,500)	10.00730
July 8, 2009	(500)	10.00000
July 13, 2009	(10,000)	9.23090
July 14, 2009	(5,300)	9.20470
July 15, 2009	(9,000)	9.56730
July 16, 2009	(7,500)	9.83880
July 17, 2009	(8,200)	9.76890
July 21, 2009	(5,000)	9.84570
July 22, 2009	(5,000)	10.08740
July 23, 2009	(15,000)	10.38900
July 24, 2009	(10,000)	10.05720
July 27, 2009	(5,500)	10.01530
July 28, 2009	(12,900)	10.00050
July 29, 2009	(15,000)	9.76410
July 30, 2009	(32,200)	10.01670

SK 25890 0001 1017916